APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Keko CF SPV, LLC
Balance Sheet - unaudited
For the period ended 05/31/23

	Current Period
	31-May-23
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

I, Ashleigh Ferran, certify that:

1. The financial statements of IGC-Community SPV, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of IGC-Community SPV, LLC has not been included in this Form as IGC-Community SPV, LLC was formed on 05/17/2023 and has not filed a tax return to date.

Signature   *Ashleigh Ferran*

Name: Ashleigh Ferran

Title: CEO